Exhibit (a)(1)(A)

EXAR CORPORATION

OFFER TO PURCHASE FOR CASH

UP TO 7,058,823 SHARES OF ITS COMMON STOCK

AT A PURCHASE PRICE NOT GREATER THAN $17.00

NOR LESS THAN $15.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS

WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON TUESDAY, AUGUST 23, 2005

UNLESS THE OFFER IS EXTENDED

Exar Corporation (“Exar”, the “Company”, “we” or “us”) hereby offers to purchase up to 7,058,823 shares of its common stock, par value $0.0001 per share (the “Shares”), at a purchase price of not greater than $17.00 nor less than $15.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). We will select the lowest price per Share within this range (the “Purchase Price”) that will allow us to purchase 7,058,823 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares that we purchase pursuant to the Offer will be acquired at the same price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered at or below the Purchase Price if more than the number of Shares we are seeking in the Offer are properly tendered.

Only Shares properly tendered at prices at or below the Purchase Price we select, and not properly withdrawn, will be purchased pursuant to the Offer. Shares tendered pursuant to the Offer but not purchased in the Offer will be returned at our expense promptly following the expiration of the Offer. See Section 3.

Our intent is to purchase up to $120 million of our Shares pursuant to the Offer. In the event the Purchase Price is less than the maximum price of $17.00 per Share and more than 7,058,823 Shares are tendered pursuant to the Offer at or below the Purchase Price, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer, so that we repurchase up to $120 million of our Shares. By way of example, if the Purchase Price is the minimum price of $15.00 per Share, we may purchase up to an additional 848,220 Shares to the extent tendered pursuant to the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares pursuant to the Offer, subject to applicable law. See Sections 1 and 14.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Sections 5 and 7.

The Shares are listed on the Nasdaq National Market (“Nasdaq”) and trade under the symbol “EXAR.” On July 18, 2005, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares was $15.83 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether to tender their Shares pursuant to the Offer. See Section 8.

Our board of directors has approved the Offer. However, neither we, our board of directors, the Dealer Manager, the Information Agent nor the Depositary for the Offer is making any recommendation to you as to whether to tender or refrain from tendering your Shares pursuant to the Offer or as to the price or prices at which you may choose to tender your Shares pursuant to the Offer. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See Section 2. You should discuss whether to tender your Shares with your broker, if any, or other financial advisor.

Our directors and executive officers have advised the Company that they do not intend to tender any of their Shares pursuant to the Offer. See Section 11.

Questions and requests for assistance regarding the Offer may be directed to Georgeson Shareholder Communications Inc., our Information Agent for the Offer, and SG Cowen & Co., LLC, our Dealer Manager for the Offer, in each case at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. You may request additional copies of this Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of this Offer to Purchase.

The Dealer Manager for the Offer is:

SG Cowen & Co.

July 25, 2005

IMPORTANT

If you want to tender all or part of your Shares pursuant to the Offer, you must do one of the following before the Offer expires:

•	if your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your Shares for you;

•	if you hold certificates for Shares registered in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your Shares and any other documents required by the Letter of Transmittal, to Computershare, the Depositary for the Offer;

•	if you are an institution participating in The Depository Trust Company, tender your Shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase; or

•	if you are a holder of vested options to purchase Shares, you may exercise your vested options and tender any of the Shares issued upon exercise in accordance with the second bullet above.

If you want to tender your Shares pursuant to the Offer but your certificates for the Shares are not immediately available or cannot be delivered to the Depositary within the required time or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the expiration of the Offer, you may still tender your Shares pursuant to the Offer if you comply with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

If you wish to maximize the chance that your Shares will be purchased by us in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” This election could result in your Shares being purchased at the minimum price of $15.00 per Share. See Section 3.

To tender Shares pursuant to the Offer properly, other than Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must properly complete and duly execute the Letter of Transmittal including the section relating to the price at which you are tendering your Shares.

We are not making the Offer to, and will not accept any tendered Shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares pursuant to the Offer or as to the price or prices at which you may choose to tender your Shares pursuant to the Offer. You should rely only on the information contained in this Offer to Purchase and in the related Letter of Transmittal or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation regarding the Offer, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Manager or the Information Agent for the Offer.

SUMMARY TERM SHEET

This summary term sheet highlights the most important information contained in this Offer to Purchase. To understand the Offer fully and for a more complete description of the terms of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal that constitute the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete description of the topics addressed in this summary term sheet.

Who is offering to purchase Shares?

•	Exar Corporation

What is the purpose of the Offer?

•	Our board of directors has spent a great deal of time analyzing our business, our business sector and the opportunities and challenges ahead and has determined that the Offer properly creates the right balance between doing what is right for our business and delivering liquidity to our stockholders. Our board of directors believes that using a portion of our existing cash reserves to fund the Offer is a prudent use of our financial resources and an efficient means of providing liquidity to our stockholders. At the same time, we believe that the purchase of Shares pursuant to the Offer should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy and to take advantage of new opportunities as they arise. See Section 2.

•	The Offer will provide stockholders with the opportunity to tender a portion or possibly all of their Shares and, thereby, receive a return of capital if they so elect, without the usual transaction costs associated with market sales or, we believe, any disruption to the Share price. The Offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in Exar. See Section 2.

How many Shares is Exar offering to purchase?

•	We are offering to purchase up to 7,058,823 Shares that stockholders properly tender in the Offer or such lesser number of Shares as are properly tendered and not properly withdrawn. 7,058,823 Shares represent approximately 17% of our outstanding common stock as of July 18, 2005. See Sections 1 and 2.

•	If more than 7,058,823 Shares are properly tendered, all Shares tendered at or below the Purchase Price will be purchased on a pro rata basis except for “odd lots” (i.e., lots held by beneficial or record owners of less than 100 Shares), which we will purchase on a priority basis. The Offer is not conditioned on any minimum number of Shares being tendered by stockholders. See Section 1.

•	Our intent is to purchase up to $120 million of our Shares pursuant to the Offer. In the event the final purchase price is less than the maximum price of $17.00 per Share and more than 7,058,823 Shares are tendered pursuant to the Offer at or below the Purchase Price, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $120 million of our Shares. By way of example, if the final Purchase Price is the minimum purchase price of $15.00, we may purchase up to an additional 848,220 of our outstanding Shares to the extent tendered pursuant to the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares pursuant to the Offer, subject to applicable law. See Sections 1 and 14.

What will be the purchase price for the Shares and what will be the form of payment?

•

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price within a price range specified by us at which you are willing to

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sell your Shares pursuant to the Offer. The price range for the Offer is $15.00 to $17.00 per Share. See Section 1.

•	We will select the lowest price per Share (the “Purchase Price”) that will allow us to buy 7,058,823 Shares, or if fewer Shares are properly tendered, all Shares that are properly tendered and not properly withdrawn. See Section 1.

•	All Shares that we purchase will be purchased at the Purchase Price, even if you have selected a lower price, but we will not purchase any Shares above the Purchase Price. If you wish to maximize the chance that your Shares will be purchased by us in the Offer, you should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” You should understand that this election could result in your Shares being purchased at the minimum price of $15.00 per Share. See Section 1.

•	If your Shares are purchased in the Offer, you will be paid the Purchase Price, in cash, without interest, promptly after the Expiration Date (as defined in Section 1). Under no circumstances will we pay interest on the Purchase Price, including but not limited to, by reason of any delay in making payment. See Sections 1 and 5.

How will Exar pay for the Shares?

•	We will use our existing cash reserves to purchase Shares tendered in the Offer. See Section 9.

Can the Offer be extended, amended or terminated and, if so, under what circumstances?

•	We can extend or amend the Offer in our sole discretion. If we extend the Offer, we will delay the acceptance of any Shares that have been tendered pursuant to the Offer. We can also terminate the Offer under certain circumstances. See Sections 7 and 14.

How will I be notified if the Offer is extended or amended?

•	If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 14.

How long do I have to tender my Shares?

•	You may tender your Shares pursuant to the Offer until the Offer expires. The Offer will expire on Tuesday, August 23, 2005, at 5:00 p.m., New York City time, unless we extend the Offer. We may choose to extend the Offer in our sole discretion at any time. We cannot assure you, however, that we will extend the Offer or, if we extend it, for how long. See Sections 1 and 14.

How will the Offer affect the number of Shares outstanding and the number of record holders of the Company?

•	As of July 18, 2005, we had approximately 42,411,048 issued and outstanding Shares. The 7,058,823 Shares that we are offering to purchase pursuant to the Offer represent approximately 17% of our outstanding Shares as of July 18, 2005. If the Offer is fully subscribed, then we will have approximately 35,352,225 Shares outstanding following the purchase of Shares tendered pursuant to the Offer. If we elect to exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 34,504,005 Shares outstanding following the purchase of the Shares tendered pursuant to the Offer. The actual number of Shares outstanding will depend on the number of Shares tendered and purchased pursuant to the Offer. See Section 2.

•	To the extent any of our stockholders of record tender their Shares in full and that tender is accepted in full, the number of our record holders would be reduced. See “Introduction” and Section 2.

•	Stockholders who do not have their Shares purchased in the Offer will realize a proportionate increase in their relative ownership interest in the Company. See Section 2.

Are there any conditions to the Offer?

•	Our obligation to purchase Shares tendered depends upon a number of conditions, including:

•	No legal action shall have been threatened, pending or taken that challenges or affects the Offer or materially and adversely affects our business, condition (financial or otherwise), assets, income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 7,058,823 Shares pursuant to the Offer;

•	No general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets;

•	No declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred;

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States, shall have occurred;

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair the contemplated future conduct of our business, or the trading in the Shares or the benefits of the Offer to us shall have occurred;

•	No decrease of more than 10% in the market price for the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 18, 2005 shall have occurred;

•	No person shall have commenced a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving us nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	No person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than anyone who publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “SEC”) on or before July 18, 2005), and no person or group which has made such a filing on or before July 18, 2005 shall acquire or propose to acquire an additional 2% or more of our outstanding Shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding Shares; and

•	No change, circumstance, set of facts or event shall have occurred, shall have been threatened or shall exist that has or could reasonably be expected to have a material adverse effect on our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership or the benefits of the Offer to us.

•	The Offer is subject to other conditions described in greater detail in Section 7.

The foregoing addresses the conditions under which we are not obligated to complete the Offer.

How do I tender my Shares?

•	If you hold your Shares in your own name as a holder of record and decide to tender your Shares, you must:

•	deliver your Shares by mail or physical delivery and deliver a completed and signed Letter of Transmittal or an Agent’s Message (as defined in Section 3) to the Depositary before 5:00 p.m., New York City time, on Tuesday, August 23, 2005, or such later time and date to which we may extend the Offer; or

•	if certificates for your Shares are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure described in Section 3 before 5:00 p.m., New York City time, on Tuesday, August 23, 2005, or such later time and date to which we may extend the Offer. See Section 3.

•	If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you must contact your broker or other nominee if you wish to tender your Shares. See Section 3 and the instructions to the Letter of Transmittal.

•	If you wish to maximize the chance that your Shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in your Shares being purchased at the minimum price of $15.00 per Share. See Section 3.

•	You may contact the Information Agent, the Dealer Manager or your broker for assistance. The contact information for the Information Agent and Dealer Manager is on the back cover page of this Offer to Purchase. See Section 3 and the instructions to the Letter of Transmittal.

How do holders of vested stock options for Shares participate in the Offer?

•	If you hold vested but unexercised options to purchase Shares, you may exercise such options in accordance with the terms of the applicable stock option plans and your awards and tender the Shares received upon such exercise in accordance with this Offer. See Instruction 13 to the Letter of Transmittal. You should evaluate this Offer carefully to determine if participation would be advantageous to you, based on your stock option exercise prices, the date of your stock option grants and the years left to exercise your options, the range of tender prices and the provisions for pro rata purchases by Exar described in Section 1. An exercise of a stock option cannot be revoked even if all or a portion of the Shares received upon the exercise and tendered pursuant to the Offer are not purchased by us for any reason. We strongly encourage you to discuss the Offer with your tax advisor or broker.

Until what time can I withdraw previously tendered Shares?

•	You may withdraw your tendered Shares at any time before 5:00 p.m., New York City time, on Tuesday, August 23, 2005, or such later time and date to which we may extend the Offer. In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 5:00 p.m., New York City time on Monday, September 19, 2005. See Section 4.

How do I withdraw Shares previously tendered?

•	You must deliver on a timely basis a written notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for Shares to be withdrawn have been delivered to the Depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

In what order will tendered Shares be purchased? Will tendered Shares be prorated?

•	First, we will purchase Shares from all holders of “odd lots” of less than 100 Shares who properly tender all such Shares at or below the Purchase Price.

•	Second, we will purchase Shares from all stockholders who properly tender Shares at or below the Purchase Price. If the Offer is over-subscribed (i.e., if more Shares are tendered than we are offering to purchase pursuant to the Offer), we will purchase tendered Shares on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, subject to the conditional tender provisions described in Section 6; and

•	Third, if necessary to permit us to purchase up to 7,058,823 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer), we will purchase Shares from holders who have tendered Shares at or below the Purchase Price subject to the condition that a specified minimum number of the holder’s Shares (including all) or none be purchased if any of the holder’s Shares are purchased pursuant to the Offer (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the expiration of the Offer. See Sections 1 and 6.

•	Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price. See Section 1.

Has Exar or its board of directors adopted a position on the Offer?

•	Our board of directors has approved the Offer. However, neither we or our board of directors, the Dealer Manager, the Information Agent nor the Depositary for the Offer is making any recommendation to you as to whether you should tender or refrain from tendering your Shares pursuant to the Offer or as to the price or prices at which you may choose to tender your Shares pursuant to the Offer. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the price or prices at which your Shares should be tendered. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.

Will Exar’s directors and officers tender Shares in the Offer?

•	Our directors and executive officers have advised the Company that they do not intend to tender any of their Shares pursuant to the Offer. See Section 11.

What will happen if I do not tender my Shares?

•	Stockholders who choose not to tender will own a greater percentage ownership in our outstanding Shares following the completion of the Offer. See Section 2.

When and how will Exar pay for the Shares I tender that are accepted for purchase?

•	We will pay the Purchase Price, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment. We will pay for the Shares accepted for purchase by depositing the aggregate Purchase Price with the Depositary promptly after the expiration of the Offer. The Depositary will act as your agent and will transmit to you the payment for all of your Shares accepted for payment. See Section 5.

What is the recent market price for the Shares?

•	On July 18, 2005, the last full trading day before announcement of the Offer, the last reported sale price on Nasdaq was $15.83 per Share. You are urged to obtain current market quotations for the Shares before deciding whether to tender your Shares. See Section 8.

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Will I have to pay brokerage fees and commissions if I tender my Shares?

•	If you are a holder of record of your Shares and you tender your Shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, bank or other nominee and your broker tenders Shares on your behalf, your broker may charge you a fee for doing so. We urge you to consult your broker or nominee to determine whether any charges will apply. See Section 3.

What are the United States federal income tax consequences if I tender my Shares?

•	The receipt of cash for your tendered Shares will generally be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend. See Section 13. The payment of cash for a foreign stockholder’s tendered Shares will be subject to United States federal income tax withholding. See Section 3.

Will I have to pay stock transfer tax if I tender my Shares?

•	If you instruct the Depositary in the Letter of Transmittal to make the payment for the Shares to the registered holder, you will not incur any domestic stock transfer tax. See Section 5.

Who do I contact if I have questions about the Offer?

•	For additional information or assistance, you may contact Georgeson Shareholder Communications Inc., our Information Agent for the Offer, or SG Cowen & Co., LLC, our Dealer Manager for the Offer, in each case at the telephone numbers and addresses set forth on the back cover of this Offer to Purchase. You may request additional copies of the Offer to Purchase, the Letter of Transmittal and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase may contain “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the Company’s market opportunities, strategies, competition and expected activities and expenditures, and at times may be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. Forward-looking statements inherently involve risks and uncertainties, many of which are outside of our control. Accordingly, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following:

•	the number of Shares tendered and the Purchase Price at which we determine to purchase Shares in the Offer;

•	our ability to achieve operating and financial targets;

•	our ability to derive revenue from the sale of our communications products;

•	our achievement of design wins and our ability to derive revenue from these design wins;

•	our ability to develop and introduce new products and the market’s acceptance of such products;

•	changes in the demand for our products and rapid technological change in our industry;

•	changes in business strategy or development plans, including any strategic transactions in which we choose to engage;

•	delays in supply of, or increases in the cost of, semiconductor wafers and raw materials used for our products or the availability of manufacturing capacity to make our products;

•	the highly competitive nature of the communications and semiconductor industries and changes in the businesses or activities of our competitors;

•	the cyclical nature of the semiconductor industry;

•	our ability to attract and retain qualified management and personnel;

•	potential liabilities and other claims that may be asserted against us;

•	fluctuations in the market value of our common stock;

•	changes in accounting practices;

•	changes in general economic and geopolitical conditions; and

•	other risk factors detailed in the Company’s filings filed with the SEC.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements will be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved.

Please refer to our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and our other filings with the SEC for a more detailed discussion of these risks and uncertainties and other factors. We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase, the accompanying Letter of Transmittal or in any document incorporated by reference into this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase.

INTRODUCTION

To the Holders of

our Common Stock:

Exar Corporation (“Exar”, the “Company”, “we” or “us”) hereby offers to purchase up to 7,058,823 shares of its common stock, par value $0.0001 per share (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn at a purchase price not greater than $17.00 nor less than $15.00 per Share, net to the seller in cash, without interest. Exar will select the lowest price within this range (the “Purchase Price”) that will allow Exar to purchase 7,058,823 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares that we purchase pursuant to the Offer will be acquired at the same price regardless of whether the stockholder tendered at a lower price.

Exar’s Offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the Offer.

Our intent is to purchase up to $120 million of our Shares pursuant to the Offer. In the event the Purchase Price is less than the maximum price of $17.00 per Share and more than 7,058,823 Shares are tendered pursuant to the Offer at or below the Purchase Price, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $120 million of the Shares. By way of example, if the Purchase Price is the minimum price of $15.00 per Share, we may purchase up to an additional 848,220 of our outstanding Shares to the extent tendered pursuant to the Offer. Such a purchase of additional Shares will not require us to extend the Offer. If we elect to exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 34,504,005 Shares outstanding following the purchase of the Shares tendered pursuant to the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares pursuant to the Offer, subject to applicable law.

Only Shares properly tendered at prices at or below the Purchase Price we select, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the Shares tendered at or below the Purchase Price selected by us may not be purchased if more than the number of Shares we seek are tendered. We will return, at our expense, any Shares tendered in the Offer at prices in excess of the Purchase Price and Shares we do not purchase in the Offer because of proration or conditional tenders, promptly following the expiration of the Offer. See Section 3.

Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares pursuant to the Offer in order to properly tender Shares pursuant to the Offer.

The Offer is not conditioned on any minimum number of Shares being tendered pursuant to the Offer. The Offer is, however, subject to other conditions. See Section 7.

Our board of directors has approved the Offer. However, neither we, our board of directors, the Dealer Manager, the Information Agent nor the Depositary for the Offer is making any recommendation to you as to whether to tender or refrain from tendering your Shares pursuant to the Offer or as to the price or prices at which you may choose to tender your Shares pursuant to the Offer. You must make your own decision as to whether to tender your Shares pursuant to the Offer and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See Section 2. You should discuss whether to tender your Shares with your broker, if any, or other financial advisor.

Our directors and executive officers have advised the Company that they do not intend to tender any of their Shares pursuant to the Offer. See Section 11.

If at the expiration of the Offer more than 7,058,823 of Shares (or a greater number of Shares as we may elect to purchase pursuant to the Offer) are properly tendered at or below the Purchase Price and not properly withdrawn, we will purchase Shares:

•	First, from all holders of “odd lots” of less than 100 Shares who properly tender all such Shares at or below the Purchase Price;

•	Second, on a pro rata basis from all stockholders who properly tender Shares at or below the Purchase Price, subject to any conditional tenders and appropriate adjustments to avoid the purchase of fractional Shares; and

•	Third, if necessary to permit us to purchase up to 7,058,823 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer), from holders who have tendered Shares at or below the Purchase Price subject to the condition that a specified minimum number of the holder’s Shares be purchased if any of the holder’s Shares are purchased in the Offer (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the expiration of the Offer.

•	Therefore, we may not purchase all of the Shares tendered pursuant to the Offer even if the Shares are tendered at or below the Purchase Price.

The Purchase Price will be paid net to the tendering stockholders in cash, without interest, for all Shares purchased. Tendering stockholders who hold Shares registered in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by us pursuant to the Offer. Stockholders holding Shares in a brokerage account or otherwise through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult their brokers or such other nominees to determine whether transaction costs may apply if stockholders tender Shares through such nominees and not directly to the Depositary. See Sections 3 and 13 regarding certain tax consequences of the Offer.

Also, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other Internal Revenue Service form as may be applicable) may be subject to United States federal income tax backup withholding of 28% of the gross proceeds paid to the United States holder or other payee pursuant to the Offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding, such as all corporations. Also, the payment of cash for a foreign stockholder’s tendered shares will be subject to withholding. See Section 3. Also see Section 14 regarding certain federal income tax consequences of the Offer.

In addition, holders of vested but unexercised options outstanding under our 2000 Equity Incentive Plan, our 1997 Equity Incentive Plan and our 1996 Non-Employee Director’s Stock Option Plan (collectively, the “Stock Option Plans”) may exercise such options and tender some or all of the Shares issued upon such exercise. Holders of restricted stock may not tender those Shares because of the restrictions imposed on such Shares by the relevant Stock Option Plan and award agreement unless such restrictions have lapsed. See Section 3 and Instruction 13 to the Letter of Transmittal and see Section 11 for more information on the Stock Option Plans generally.

Stockholders who are participants in employee benefit plans not affiliated with us that hold Shares may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans. See Section 3.

We will pay all fees and expenses incurred in connection with the Offer by Computershare, the Depositary for the Offer, SG Cowen & Co., LLC, the Dealer Manager for the Offer, and Georgeson Shareholder Communications Inc., the Information Agent for the Offer. See Section 15.

As of July 18, 2005, there were approximately 42,411,048 issued and outstanding Shares. The 7,058,823 Shares that we are offering to purchase pursuant to the Offer represent approximately 17% of our Shares outstanding on July 18, 2005. To the extent any of our record stockholders tender their Shares in full and that tender is accepted in full, the number of our record holders would be reduced. The Shares are listed and traded on Nasdaq under the symbol “EXAR.” On July 18, 2005, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares was $15.83 per Share. Stockholders are urged to obtain current market quotations for the Shares prior to making any decision to tender Shares pursuant to the Offer. See Section 8.

THE OFFER

1. Number of Shares; Purchase Price; Proration.

Upon the terms and subject to the conditions of the Offer, we will purchase up to 7,058,823 Shares, or such lesser number of Shares properly tendered and not properly withdrawn, in accordance with Section 4, before the Expiration Date, as defined below, at a price not greater than $17.00 and not less than $15.00 per Share, net to the seller in cash, without interest.

The term “Expiration Date” means 5:00 p.m., New York City time, on Tuesday, August 23, 2005. Exar may, in its sole discretion, extend the period of time during which the Offer will remain open. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by us, will expire. See Section 14 for a description of the Company’s right to extend, delay, terminate or amend the Offer.

In accordance with Instruction 5 to the Letter of Transmittal, stockholders desiring to tender Shares pursuant to the Offer must either (1) specify that they are willing to sell their Shares to us at the price determined in the Offer, or (2) specify the price, not greater than $17.00 nor less than $15.00 per Share (in multiples of $0.25), at which they are willing to sell their Shares to us pursuant to the Offer. Promptly following the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine a single per Share purchase price that we will pay for Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares tendered and the prices. We will select the lowest price, not greater than $17.00 nor less than $15.00, (the “Purchase Price”) that will allow us to purchase up to 7,058,823 Shares or, if a lesser number of Shares is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares purchased in the Offer will be purchased at the same Purchase Price. If tendering stockholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $15.00 per Share.

In the event the Purchase Price is less than the maximum price of $17.00 per Share and more than 7,058,823 Shares are tendered pursuant to the Offer at or below the Purchase Price, we may exercise our right to purchase up to an additional 2% of our outstanding Shares without extending the Offer so that we repurchase up to $120 million of our Shares. By way of example, if the Purchase Price is the minimum price of $15.00 per Share, we may purchase up to an additional 848,220 of our outstanding Shares to the extent tendered pursuant to the Offer. Such a purchase of additional Shares will not require us to extend the Offer. If we elect to exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 34,504,005 Shares outstanding following the purchase of the Shares tendered pursuant to the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional Shares pursuant to the Offer, subject to applicable law. See Section 14.

Only Shares properly tendered at prices at or below the Purchase Price and not properly withdrawn will be purchased pursuant to the Offer. However, because of the “odd lot” priority, proration and conditional tender provisions of the Offer, all of the Shares tendered at or below the Purchase Price will not be purchased if more than the number of Shares we seek are properly tendered. All Shares tendered and not purchased pursuant to the Offer, including Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at our expense promptly following the Expiration Date.

If we (1) increase the price that may be paid for Shares above $17.00 per Share or decrease the price that may be paid for Shares below $15.00 per Share, (2) increase the Dealer Manager’s fee, (3) increase the number of Shares that we may purchase pursuant to the Offer by more than 2% of our outstanding Shares, or (4) decrease the number of Shares that we may purchase pursuant to the Offer, then the Offer must remain open for at least 10 business days following the date that notice of the increase or decrease is first published, sent or given, in the manner specified in Section 14.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to other conditions. See Section 7.

Priority of Purchases. If more than 7,058,823 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer) have been properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase such properly tendered Shares on the basis set forth below:

•	First, all Shares from any “odd lot holders”, as defined below, who tenders all Shares owned beneficially or of record by such “odd lot holder” (tenders of less than all of the Shares owned by any “odd lot holder” will not qualify for this preference), and completes the section captioned “Odd Lots” in the related Letter of Transmittal, or, if applicable, the Notice of Guaranteed Delivery;

•	Second, after the purchase of all of the Shares properly tendered by “odd lot holders” and subject to the conditional tender provisions described in Section 6, from tendering stockholders on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, as described below.

•	Third, if necessary to permit us to purchase up to 7,058,823 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer), Shares tendered at or below the Purchase Price subject to the condition that a specified minimum number of the holder’s Shares be purchased if any of the holder’s Shares are purchased pursuant to the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares and not properly withdrawn such Shares prior to the Expiration Date.

Odd Lots. For purposes of the Offer, the term “odd lots” means all Shares properly tendered at prices at or below the Purchase Price held by a stockholder, which we refer to as an “odd lot holder,” who owns beneficially or of record an aggregate of fewer than 100 Shares and so certifies in the appropriate place on the related Letter of Transmittal. To qualify for this preference, an “odd lot holder” must tender all Shares owned beneficially or of record by the “odd lot holder” in accordance with the procedures described in Section 3. As set forth above, “odd lots” will be accepted for payment before proration, if any, of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more Shares, even if these holders have separate accounts or certificates representing fewer than 100 Shares. By accepting the Offer, an “odd lot holder” who holds Shares in his or her name and tenders his or her Shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable “odd lot” discounts in a sale of the holder’s Shares on Nasdaq. Any “odd lot holder” wishing to tender all of such holder’s Shares pursuant to the Offer should complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

We also reserve the right, but will not be obligated, to purchase all Shares properly tendered by any stockholder who tenders any Shares owned beneficially or of record at or below the Purchase Price and who, as a result of proration, would then own beneficially or of record an aggregate of fewer than 100 Shares. If we exercise this right, we will increase the number of Shares that we are offering to purchase pursuant to the Offer by the number of Shares purchased through the exercise of this right, subject to applicable law.

Proration. If proration of tendered Shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares (other than “odd lot holders”) will be based on the ratio of the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn by the stockholder to the total number of Shares properly tendered at or below the Purchase Price and not properly withdrawn by all stockholders, other than “odd lot holders”, subject to conditional tenders. Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the conditional tender procedure described in Section 6, and because of the “odd lot” procedure, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 13, the number of Shares that we will purchase from a stockholder pursuant to the Offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether or not to tender Shares. The Letter of Transmittal affords each stockholder who tenders Shares registered in such stockholder’s name directly to the Depositary the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration as well as the ability to condition such tender on a minimum number of Shares being purchased. See Section 6.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on Exar’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Purpose of the Offer; Certain Effects of the Offer.

Exar intends to purchase up to 7,058,823 Shares pursuant to the Offer, representing approximately 17% of our common stock outstanding as of July 18, 2005. Our board of directors has spent a great deal of time analyzing our business, our business sector and the opportunities and challenges ahead and has determined that the Offer properly creates the right balance between doing what is right for our business and delivering liquidity to our stockholders. Our board of directors also considered risks and uncertainties, including the potential for positive and negative developments relating to our business. Our board believes that using a portion of our existing cash reserves to fund the Offer is a prudent use of our financial resources and an efficient means of providing liquidity to our stockholders. At the same time, we believe that the purchase of Shares pursuant to the Offer should not interfere with our ability to maintain the financial flexibility we need to continue to execute our strategy and to take advantage of new opportunities as they arise.

The Offer will provide stockholders with the opportunity to tender a portion or possibly all of their Shares and, thereby, receive a return of capital if they so elect, without the usual transaction costs associated with market sales or, we believe, any disruption to the Share price (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares without potential disruption to Share price). Furthermore, holders of “odd lots” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer will avoid not only the payment of brokerage commissions, but also any applicable “odd lot” discounts that might be payable on sales of their Shares in transactions on Nasdaq. The Offer also affords stockholders the option not to participate and, thereby, to increase their percentage ownership in Exar.

We believe that the Offer is consistent with our objective of returning value to stockholders and increasing long-term stockholder value. While the Company believes that the Shares have potential for significant appreciation over the long term, we also recognize that future results may differ significantly from our expectations. In that regard, future events, such as a deterioration in existing economic conditions or adverse effects on operations could adversely affect our ability to fully implement our strategy. As a result, we recognize that some stockholders may desire liquidity.

Our board of directors has approved the Offer. However, neither we, our board of directors, the Dealer Manager, the Information Agent nor the Depositary for the Offer is making any recommendation to you as to whether to tender or refrain from tendering your Shares pursuant to the Offer or as to the price or prices at which you may choose to tender your Shares pursuant to the Offer. You must make your own decision as to whether to tender your Shares pursuant to the Offer and, if so, how many Shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including the purposes and effects of the Offer. See Section 2. You should discuss whether to tender your Shares with your broker, if any, or other financial advisor.

Our directors and executive officers have advised the Company that they do not intend to tender any of their Shares pursuant to the Offer. See Section 11.

Potential Benefits of the Offer. We believe the Offer will provide benefits to Exar and our stockholders, including the following:

•	the Offer provides our stockholders with an opportunity to obtain liquidity with respect to a portion or possibly all of their Shares, without, we believe, potential disruption to the Share price (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares without potential disruption to Share price) or the usual transaction costs associated with market sales; and

•	if we complete the Offer, we will return cash to our stockholders who elect to receive a return of capital, while stockholders who do not tender will increase their percentage ownership in Exar.

Potential Risks and Disadvantages of the Offer. The Offer also presents some potential risks and disadvantages to Exar and our continuing stockholders, including the following:

•	by using a portion of our existing cash reserves, the Offer is expected to reduce our ability to engage in significant cash acquisitions;

•	there can be no assurance that we would be able to replenish our cash reserves by raising debt or equity financing in the future on terms acceptable to us, or at all;

•	the Offer will reduce our “public float,” which is the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets, and is likely to reduce the number of our stockholders. These reductions may reduce the volume of trading in our Shares and may result in lower stock prices and reduced liquidity in the trading of our Shares following completion of the Offer. As of July 18, 2005, we had issued and outstanding approximately 42,411,048 Shares. The 7,058,823 Shares that we are offering to purchase pursuant to the Offer represent approximately 17% of the Shares outstanding as of July 18, 2005. If the Offer is fully subscribed at the minimum price of $15.00, then we will have approximately 35,352,225 Shares outstanding following the purchase of Shares tendered in the Offer. If we elect to exercise our right to purchase up to an additional 2% of our outstanding Shares, then we could have as few as 34,504,005 Shares outstanding following the purchase of the Shares tendered pursuant to the Offer. Stockholders may be able to sell non-tendered Shares in the future on Nasdaq or otherwise, at a net price higher or lower than the Purchase Price in the Offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such Shares in the future; and

•	upon the completion of the Offer, non-tendering stockholders and non-exercising, non-tendering option holders will realize a proportionate increase in their relative ownership interest in Exar.

Certain Effects of the Offer. Assuming we purchase 7,058,823 Shares pursuant to the Offer at the maximum price of $17.00 per Share, we expect that $120 million will be required to purchase such Shares and an additional $1 million to pay related fees and expenses. The Offer will be funded from our existing cash reserves.

After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

Based on the published guidelines of Nasdaq and the conditions of the Offer, we believe that our purchase of up to 7,058,823 Shares pursuant to the Offer will not result in delisting of the remaining Shares on Nasdaq. The Shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for termination of registration under the Exchange Act. The Offer is conditioned upon our determination that the completion of the Offer and our purchase of Shares pursuant to the Offer will not cause the Shares to be delisted from Nasdaq or eligible for deregistration under the Exchange Act. See Section 7.

We will retain any Shares we acquire pursuant to the Offer as treasury shares (unless and until we determine to retire such Shares). Such Shares will return to the status of authorized and unissued shares and will be available for us to issue without further stockholder action for all purposes except as required by applicable law or the rules of Nasdaq. We have no current plans to re-issue Shares purchased in this Offer.

Our Shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral. We believe that, following the purchase of Shares pursuant to the Offer, the Shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Except as disclosed in this Offer to Purchase, including without limitation in the “Recent Developments” subsection of “Certain Information Concerning Exar” in Section 10 of this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Exar or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Exar or any of our subsidiaries;

•	any change in the present management of Exar, or change to any material term of the employment contract of any of our executive officers;

•	any other material change in our corporate structure or business;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Exar, or the disposition of securities of Exar; or

•	any changes in our certificate of incorporation, and by-laws, each as amended to date.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

3. Procedures for Tendering Shares.

Proper Tender of Shares. For Shares to be tendered properly pursuant to the Offer:

(1) the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer described below, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

(2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

In accordance with Instruction 5 to the Letter of Transmittal, each stockholder desiring to tender Shares in the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer” or (2) check one of the boxes in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Stockholder,” indicating the price at which Shares are being tendered. A tender of Shares will be proper if, and only if, one of these boxes is checked on the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section on the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $15.00 per Share.

If tendering stockholders wish to indicate a specific price (in multiples of $0.25) at which their Shares are being tendered, they must check a box under the section captioned “Shares Tendered at Price Determined by Stockholder.” Tendering stockholders should be aware that this election could mean that none of their Shares will be purchased if the Purchase Price for the Shares is less than the price checked. A stockholder who wishes to tender a portion of their Shares at different prices must complete separate Letters of Transmittal for each price at which Shares are being tendered. The same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. Separate notices of withdrawal (described in Section 4) are not required for each Letter of Transmittal unless each Letter of Transmittal tenders Shares at different prices; however, absent a notice of withdrawal, subsequent Letters of Transmittal do not revoke prior Letters of Transmittal. Stockholders may contact the Depositary for additional instructions.

In addition, “odd lot holders” who tender all of their Shares must complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to “odd lot holders” as set forth in Section 1 of this Offer to Purchase.

Stockholders holding their Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company or other nominee, must contact their brokers or such other nominee in order to tender their Shares. Stockholders who hold Shares through nominee stockholders are urged to consult their nominees to determine whether transaction costs may apply if stockholders tender Shares through the nominees and not directly to the Depositary.

Stockholders may tender Shares subject to the condition that a specified minimum number of Shares tendered be purchased if any Shares tendered are purchased. Any stockholder desiring to make such a conditional tender must so indicate in the box captioned “Conditional Tender” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering stockholder’s responsibility to determine the minimum number of Shares to be purchased. Stockholders should consult their own investment and tax advisors with respect to the effect of proration of the Offer and the advisability of making a conditional tender. See Section 13.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(1) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company (“DTC”) whose name appears on a security position listing as the owner of the Shares) tendered and the holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

(2) Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or an “eligible guarantor institution,” as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constituting an “Eligible Institution”). See Instruction 1 to the Letter of Transmittal.

If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued and returned, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for the Shares (or a timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at DTC, as described above), a properly completed and duly executed Letter of Transmittal including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in DTC’s system may make book-entry delivery of the Shares by causing DTC to transfer Shares into the Depositary’s account in accordance with DTC’s procedures for transfer. Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at DTC, either (1) a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant tendering Shares that such DTC participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Exar may enforce such agreement against the DTC participant.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the stockholder’s Share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the Depositary before the Expiration Date, the Shares still may be tendered, if all of the following conditions are satisfied:

(1) the tender is made by or through an Eligible Institution;

(2) the Depositary receives by hand, mail or overnight courier, on or before the Expiration Date a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form Exar has provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

(3) the certificates for all tendered Shares, in proper form for transfer (or confirmation of book-entry transfer of the Shares into the Depositary’s account at DTC), together with a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer, and any required signature guarantees and other documents required by the Letter of Transmittal, are received by the Depositary within three business days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

If tendering stockholders wish to maximize the chance that their Shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in the tendered Shares being purchased at the minimum price of $15.00 per Share.

Stockholders may contact the Information Agent, the Dealer Manager or their broker for assistance. The contact information for the Information Agent and Dealer Manager is on the back cover page of this Offer to Purchase.

Stock Option Plans. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the stock option plans and tender the Shares received upon such exercise in accordance with the Offer. See “Proper Tender of Shares” above. Holders of vested but unexercised options to purchase Shares should evaluate this Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices and the provisions for pro rata purchases by Exar described in Section 1. An exercise of a stock option cannot be revoked even if all or a portion of the Shares received upon the exercise and tendered pursuant to the Offer are not purchased by us for any reason. We strongly encourage those holders to discuss the Offer with their tax advisor or broker prior to making any determination to exercise their options for purposes of tendering the underlying Shares pursuant to the Offer.

Restricted Stock. Holders of restricted stock may not tender those Shares pursuant to the restrictions imposed on such Shares by the relevant stock option plan and award agreement unless such restrictions have lapsed.

Benefit Plans Not Sponsored by Exar. Stockholders who are participants in employee benefit plans not affiliated with us, that hold Shares, may tender some or all of such Shares as provided herein generally, subject to the provisions of such plans. To the extent required under any such plan, we expect that participants will receive separate instructions from the administrators of those plans to be followed in connection with any tender.

Return of Unpurchased Shares. If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

U.S. Federal Income Tax Backup Withholding. Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the Offer must be withheld and remitted to the Internal Revenue Service (the “IRS”), unless the stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct. Therefore, each tendering stockholder that is a U.S. Holder (as defined in Section 13) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. If a U.S. Holder does not provide the Depositary with the correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures. Certain “exempt recipients” (including, among others, all corporations and certain Non-U.S. Holders (as defined in Section 13)) are not subject to backup withholding. In order for a Non-U.S. Holder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN (or successor form), signed under penalties of perjury, attesting to that stockholder’s exempt status. This statement can be obtained from the Depositary. See Instruction 12 to the Letter of Transmittal.

To prevent U.S. federal income tax backup withholding equal to 28% of the gross payment made to stockholders for Shares purchased pursuant to the Offer, each stockholder that is a U.S. Holder and does not otherwise establish an exemption from the backup withholding must provide the Depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.

Even if a Non-U.S. Holder has provided the required certification to avoid backup withholding, the Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to a Non-U.S. Holder or his agent, unless the Depositary determines that a reduced rate of withholding is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States (and, if a treaty applies, the gross proceeds are generally attributable to the United States permanent establishment maintained by such Non-U.S. Holder). To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary a properly completed and executed IRS Form W-8BEN (or successor form) before the payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI (or successor form). A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or successor form) will generally be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of Shares pursuant to the Offer in the manner and to the extent described in Section 13 as if it were a U.S. Holder, and in the case of a foreign corporation, such income may be subject to the branch profit tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). The Depositary will determine a stockholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding, valid certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN (or successor form) or IRS Form W-8ECI (or successor form)) unless facts and circumstances indicate that reliance is not warranted.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets the “complete termination,” “substantially disproportionate,” or “not essentially equivalent to a dividend” tests described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder; (ii) is not subject to tax; or (iii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Exar, in its reasonable discretion, and its determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer prior to the Expiration Date with respect to all tendered Shares and our interpretation of the terms of the Offer will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by Exar. We will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. None of Exar, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

Tendering Stockholder’s Representation and Warranty; Exar’s Acceptance Constitutes an Agreement. A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to Exar that (1) the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the Shares or equivalent securities at least equal to the Shares being tendered, and (2) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) Shares tendered or (b) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tendering of Shares pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Exar upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. If any certificate representing Shares has been lost, destroyed or stolen, the stockholder should promptly notify the Depositary. The stockholder will then be instructed as to the steps that must be taken in order to replace the certificate. The Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been completed. Stockholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to Exar or the Information Agent. Any certificates delivered to Exar or the Information Agent will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date. In addition, unless Exar has already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 5:00 p.m., New York City time, on Monday, September 19, 2005. Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the Offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer.

For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or telex form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

A stockholder who has tendered Shares at more than one price must complete a separate notice of withdrawal for Shares tendered at each price. Any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder also must submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible

Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by Exar, in our reasonable discretion, which determination will be final and binding on all parties. None of Exar, the Dealer Manager, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

5. Purchase of Shares and Payment of Purchase Price.

Promptly following the Expiration Date, we (1) will determine which stockholders properly tendered Shares at or below the Purchase Price, and (2) will accept for payment and pay for (and thereby purchase) up to 7,058,823 Shares (or such greater number of Shares as we may elect to purchase pursuant to the Offer) which are properly tendered at prices at or below the Purchase Price and not properly withdrawn on or before the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the Shares for payment in the Offer.

We will accept for payment and pay the Purchase Price for all such Shares promptly after the Expiration Date. In all cases, payment for Shares tendered and accepted for payment in the Offer will be made promptly, but only after timely receipt by the Depositary of certificates for Shares, or of a timely book-entry confirmation of Shares into the Depositary’s account at the DTC, and a properly completed and duly executed Letter of Transmittal, an Agent’s Message, in the case of a book-entry transfer, and any other required documents.

Exar will pay for Shares purchased in the Offer by depositing the aggregate Purchase Price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five business days after the Expiration Date. Certificates for all Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration or conditional tenders will be returned or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the DTC by the participant who delivered the Shares, to the tendering stockholder at our expense, promptly after the Expiration Date or termination of the Offer, without expense to the tendering stockholders. We will not pay interest on the Purchase Price for any reason, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase Shares in the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us, of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person, will be deducted from the Purchase Price, unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 to the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or the appropriate IRS Form W-8, if the tendering stockholder or other payee is a Non-U.S. Holder), may be subject to required U.S. federal income tax backup withholding of 28% of the gross proceeds paid to the stockholder or other payee pursuant to the Offer. See Section 3. With respect to a stockholder that is a Non-U.S. Holder, the Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to such Non-U.S. Holder or his agent, unless the Depositary determines that a reduced rate of withholding is available under a tax treaty, or that an exemption from withholding is applicable as certified by such Non-U.S. Holder on the appropriate IRS Form W-8. See Section 3. Non-U.S. Holders are urged to consult their tax advisors regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

6. Conditional Tender of Shares.

Subject to the exception for “odd lot holders,” under certain circumstances described in Section 1, if the Offer is oversubscribed, we will prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 13, the number of Shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of the stockholder’s Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any Shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor.

After the Expiration Date, if more than 7,058,823 Shares (or such greater number of Shares we may elect to purchase pursuant to the Offer) are properly tendered at or below the Purchase Price and not properly withdrawn so that we must prorate our acceptance of and payment for tendered Shares, we will calculate a preliminary proration percentage based upon all Shares properly tendered, conditionally or unconditionally, and not properly withdrawn (excluding Shares of tendering “odd lot holders”). If the effect of this preliminary proration would be to reduce the number of Shares to be purchased from any stockholder tendered pursuant to a Letter of Transmittal below the minimum number specified, the Shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All Shares tendered by a stockholder subject to a conditional tender and that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder promptly after the Expiration Date.

After giving effect to these withdrawals, we will accept the remaining Shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of Shares to be purchased to fall below 7,058,823 (or such greater number of Shares we may elect to purchase pursuant to the Offer) then, to the extent feasible, we will select enough of the Shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of Shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of Shares to be purchased. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares.

7. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we will not accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by us), makes it inadvisable to proceed with the Offer or with acceptance for payment:

•	there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer; or

•	in our reasonable judgment, could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of Exar and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of Exar or any of our subsidiaries;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	the commencement or escalation of a war, armed hostilities or other international or national calamity including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•	any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, or otherwise materially impair the contemplated future conduct of our business, or the trading in the Shares or the benefits of the Offer to us;

•	any decrease of more than 10% in the market price for the Shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 18, 2005, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt security offerings in the U.S.; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•

a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving Exar or any of our subsidiaries, has been commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	We learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before July 18, 2005);

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before July 18, 2005 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any change, circumstance, set of facts or event shall have occurred, shall have been threatened or shall exist that has had or could be reasonably expected to have a material adverse effect on our business, condition (financial or otherwise), assets, income, operations, prospects, stock ownership or the benefits of the Offer to us; or

•	we determine that the completion of the Offer and the purchase of the Shares pursuant to the Offer may cause the Shares to be delisted from the Nasdaq or eligible for deregistration under the Exchange Act.

The foregoing addresses only the conditions under which we would not be obligated to complete the Offer. The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

8. Price Range of Shares; Dividends; Company Repurchase of Shares.

Our common stock is listed for trading on Nasdaq under the symbol “EXAR.” The following table sets forth, for the fiscal quarters indicated, the high and low intraday sales prices per Share as reported on Nasdaq.

	High	Low
Fiscal Year ended March 31, 2004
First quarter	$17.14	$12.62
Second quarter	17.98	13.96
Third quarter	19.68	13.51
Fourth quarter	22.31	16.68
Fiscal Year ended March 31, 2005
First quarter	$19.94	$13.76
Second quarter	15.13	12.29
Third quarter	15.76	13.26
Fourth quarter	15.19	13.12
Fiscal Year ended March 31, 2006
First quarter	$15.65	$11.94
Second quarter (through July 18, 2005)	16.19	14.80

On July 18, 2005, the last full trading day before the announcement of the Offer, the last reported sale price of the Shares as reported on Nasdaq was $15.83. We urge stockholders to obtain current market quotations for the Shares.

We do not pay dividends on our common stock. We have repurchased our own Shares in the open market through publicly announced plans. The following table shows our purchases of our own Shares over the previous two years from July 25, 2005:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Range of Prices Paid Per Share
July 1, 2003 – September 30, 2003	—	—	—
October 1, 2003 – December 31, 2003	2,110	18.5000	18.50-18.50
January 1, 2004 – March 31, 2004	—	—	—
April 1, 2004 – June 30, 2004	100,000	16.6818	16.6818-16.6818
July 1, 2004 – September 30, 2004	150,000	13.3048	12.5421-13.9645
October 1, 2004 – December 31, 2004	—	—	—
January 1, 2005 – March 31, 2005	—	—	—
April 1, 2005 – June 30, 2005	100,000	13.4156	12.9729-14.2224
July 1, 2005 – Present	—	—	—

9. Source and Amount of Funds.

Assuming we purchase 7,058,823 Shares in the Offer at the maximum purchase price of $17.00 per Share, we expect that $120 million will be required to purchase such Shares and an additional $1 million to pay related fees and expenses.

We will use our existing cash reserves to purchase Shares tendered in the Offer.

We will utilize a portion of our existing cash reserve in connection with the Offer and, as a result, will have reduced liquidity. Reduced liquidity could have certain material adverse effects on us, including, but not limited to, the following: (i) our available liquidity in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, and additional financing may not be available on terms favorable to us; (ii) our ability to withstand competitive pressures may be decreased; and (iii) our reduced level of liquidity may make us more vulnerable to economic downturns, and reduce our flexibility in responding to changing business, regulatory and economic conditions.

After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations and access to capital will continue to provide us with adequate financial resources to meet our working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

10. Certain Information Concerning Exar.

The Company

We design, develop and market high-performance, analog and mixed-signal silicon solutions for the worldwide communications infrastructure. Leveraging our industry-proven analog design expertise, system-level knowledge and standard CMOS process technologies, Exar provides OEMs innovative, highly-integrated ICs that facilitate the transport and aggregation of signals in access, metro and wide area networks. Our physical layer silicon solutions address transmission standards such as T/E carrier, ATM and SONET. We also provide one of the industry’s most comprehensive families of serial communications solutions. Within this product offering, the low voltage and multi-channel universal asynchronous receiver transmitters are particularly well suited to support high data rate and increasing data transfer efficiency requirements for various industrial, telecom and computer server applications. In addition, we offer a portfolio of clock generation and clock distribution devices for a wide range of communications systems.

Recent Developments

On April 29, 2005, we announced that our board of directors had unanimously authorized the retention of Spencer Stuart & Associates to identify qualified independent candidates for our board.

On May 26, 2005, GWA Investments, LLC and GWA Master Fund, L.P. filed a definitive proxy statement with the SEC for the purpose of proposing and soliciting proxies in support of a slate of two nominees, Guy W. Adams and Richard L. Leza, Sr., to stand for election to our board of directors at our upcoming 2005 annual meeting of stockholders in opposition to our nominees to the board of directors.

On July 19, 2005, we issued a press release announcing that we had implemented a number of corporate governance measures, consistent with the ongoing review of our corporate governance policies and procedures, including (i) limiting the number of public companies on which board members can serve to four (including Exar); (ii) adopting a policy requiring director notification of job or board relationship changes; (iii) requiring that all directors participate in an ISS-accredited director education program on an annual basis; and (iv) taking steps to adopt stock ownership guidelines for directors and executive officers. In addition, we announced our intention to terminate our stockholder rights plan. All of the corporate governance initiatives were recommended to the board by our corporate governance and nominating committee.

In our July 19, 2005 press release, we reconfirmed our commitment to repurchase the remaining $30 million under the currently authorized $40 million stock repurchase program following the conclusion of the Offer. We have repurchased approximately $10 million of our Shares from time to time, including as recently as May 2005, pursuant to the $40 million stock repurchase program adopted in March 2001. Rule 13e-4 under the Exchange Act generally prohibits us and our affiliates from purchasing Shares, other than pursuant to the Offer, until at least 10 business days after the Expiration Date.

In our July 19, 2005 press release we also announced our results for the quarter ended June 30, 2005.

A copy of our July 19, 2005 press release was furnished to the SEC on July 19, 2005 on a Current Report on Form 8-K.

On July 22, 2005, we amended our stockholder rights plan to accelerate the expiration of the rights, the effect of which was to terminate the stockholder rights plan effective as of July 22, 2005.

Available Information

We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC that includes additional information relating to the Offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC, at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC for more information at 1-800-SEC-0330.

Incorporation by Reference

The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference, along with any documents related to the Offer that are filed after July 25, 2005:

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2005, as filed on June 14, 2005; and

•	Current Reports on Form 8-K, as filed on March 30, 2005, June 28, 2005 and July 18, 2005.

We may, at our discretion, incorporate by reference in this Offer to Purchase documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase by filing an amendment to the Schedule TO.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from the SEC’s website at the address described above. You may also request a copy of these filings, at no cost, by writing or telephoning the Information Agent for the Offer at its address and telephone number set forth below:

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, NY 10004

(212) 440-9800

Stockholders Please Call Toll Free: (866) 346-1016

Banks and Brokers Call (212) 440-9800

11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

As of July 18, 2005, we had approximately 42,411,048 issued and outstanding Shares and 3,205,896 Shares reserved for issuance under our stock option and incentive plans. The 7,058,823 Shares that we are offering to purchase pursuant to the Offer represent approximately 17% of the Shares outstanding on July 18, 2005.

The following table sets forth, as of July 18, 2005, (i) the aggregate number and percentage of Shares that were beneficially owned by our directors and executive officers and (ii) assuming we purchase 7,058,823 Shares and that no director or executive officer tenders any Shares pursuant to the Offer, the percentage of Shares that will be beneficially owned after the Offer by our directors and executive officers. For purposes of this table, and in accordance with SEC rules, Shares are considered “beneficially owned” if the person directly or indirectly has sole or shared power to vote or direct the voting of the securities or has sole or shared power to dispose of or direct the disposition of the securities. A person is also considered to beneficially own Shares that he or she has the right to acquire within 60 days after July 18, 2005, in accordance with Rule 13d-3 under the Exchange Act. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such option but are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

The business address of each of our directors and executive officers is c/o Exar Corporation, 48720 Kato Road, Fremont, California 94538.

	Beneficial Ownership(1)
	Pre Tender Offer		Pro Forma
Beneficial Owners	Number of Shares	Percent of Total	Number of Shares	Percent of Total
Donald L. Ciffone, Jr. (2)	1,543,852	3.51%	1,543,852	4.19%
Roubik Gregorian (2)	817,807	1.90%	817,807	2.27%
Ronald W. Guire (2)	500,332	1.17%	500,332	1.40%
Thomas R. Melendrez (2)	154,941	*	154,941	*
Mir Bahram Ghaderi (2)	171,552	*	171,552	*
Raimon L. Conlisk (2)	219,454	*	219,454	*
Frank P. Carrubba (2)	204,474	*	204,474	*
Richard Previte (2)	167,402	*	167,402	*
John S. McFarlane	22,324	*	22,324	*
Thomas H. Werner	18,000	*	18,000	*
Stephen W. Michael (2)	173,684	*	173,684	*
Michael Class (2)	295,850	*	295,850	*
All Executive Officers and Non-Employee Directors as a group (12 persons) (3)	4,259,672	10.11%	4,259,672	12.13%

*	Represents beneficial ownership of less than one percent of the common stock.
(1)	This table is based on information supplied by our directors and executive officers.
(2)	Includes Shares which certain directors and executive officers have the right to acquire within sixty (60) days after July 18, 2005, pursuant to outstanding options as follows: Donald L. Ciffone, Jr., 16,666 shares; Roubik Gregorian, 43,333 shares; Ronald W. Guire, 24,000 shares; Thomas R. Melendrez, 13,250 shares; Mir B. Ghaderi, 13,304 shares; Raimon L. Conlisk, 3,750 shares; Frank P. Carrubba, 3,750 shares; Richard Previte, 3,750 shares; Stephen Michael, 12,500 shares; Michael Class, 24,375 shares.
(3)	Includes 158,678 Shares issuable upon exercise of outstanding options exercisable within 60 days of July 18, 2005.

Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers and subsidiaries, the following affiliates, subsidiaries, associates, directors, and executive officers have effected transactions involving our Shares during the 60 days prior to July 18, 2005:

Ronald W. Guire

5/26/05. Exercise of an incentive stock option (“ISO”) under the 1997 Equity Incentive Plan (the “1997 Plan”) for 7,664 shares of Exar common stock having an exercise price of $4.96.

5/26/05. Exercise of an ISO under the 1997 Plan for 12,498 shares of Exar common stock having an exercise price of $4.96.

5/25/05. Exercise of a non-statutory stock option (“NSO”) under the 1997 Plan for 30,000 shares of Exar common stock having an exercise price of $4.96.

5/26/05. Exercise of an NSO under the 1997 Plan for 17,336 shares of Exar common stock having an exercise price of $4.96.

5/25/05. Sale of 30,000 shares of Exar common stock having a sale price of $13.7706.

5/26/05. Sale of 7,664 shares of Exar common stock having a sale price of $14.032.

5/26/05. Sale of 12,498 shares of Exar common stock having a sale price of $14.08.

5/26/05. Sale of 17,336 shares of Exar common stock having a sale price of $14.032.

Raimon L. Conlisk

5/24/05. Exercise of an NSO under the Company’s 1996 Non-Employee Directors’ Plan (the “1996 Plan”) for 2,100 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Exercise of an NSO under the 1996 Plan for 600 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Exercise of an NSO under the 1996 Plan for 800 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Exercise of an NSO under the 1996 Plan for 500 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Exercise of an NSO under the 1996 Plan for 1,000 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Exercise of an NSO under the 1996 Plan for 700 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Exercise of an NSO under the 1996 Plan for 1,800 shares of Exar common stock having an exercise price of $4.96.

5/24/05. Acquisition of 2,100 shares of Exar common stock under the 1996 Plan having an exercise price of $4.96.

5/24/05. Sale of 2,100 shares of Exar common stock having a sale price of $13.50.

5/24/05. Sale of 600 shares of Exar common stock having a sale price of $13.60.

5/24/05. Sale of 800 shares of Exar common stock having a sale price of $13.61.

5/24/05. Sale of 500 shares of Exar common stock having a sale price of $13.65.

5/24/05. Sale of 1,000 shares of Exar common stock having a sale price of $13.67.

5/24/05. Sale of 700 shares of Exar common stock having a sale price of $13.70.

5/24/05. Sale of 1,800 shares of Exar common stock having a sale price of $13.72.

6/13/05. Cancellation of 3,229 stock options granted with respect to deferral election.

Stephen W. Michael

5/23/05. Exercise of an ISO under the 1997 Plan for 10,000 shares of Exar common stock having an exercise price of $4.96.

5/23/05. Exercise of an ISO under the 1997 Plan for 2,794 shares of Exar common stock having an exercise price of $4.96.

5/23/05. Exercise of an NSO under the 1997 Plan for 7,206 shares of Exar common stock having an exercise price of $4.96.

5/23/05. Exercise of an NSO under the 1997 Plan for 10,000 shares of Exar common stock having an exercise price of $4.96.

5/23/05. Exercise of an NSO under the 1997 Plan for 11,998 shares of Exar common stock having an exercise price of $4.96.

5/23/05. Sale of 10,000 shares of Exar common stock having a sale price of $13.5161.

5/23/05. Sale of 2,794 shares of Exar common stock having a sale price of $13.5241.

5/23/05. Sale of 7,206 shares of Exar common stock having a sale price of $13.5241.

5/23/05. Sale of 10,000 shares of Exar common stock having a sale price of $13.5176.

5/23/05. Sale of 11,998 shares of Exar common stock having a sale price of $13.5025.

John S. McFarlane

6/13/05. Cancellation of 2,152 stock options granted with respect to deferral election.

Thomas R. Melendrez

6/30/05. Acquisition of 487 shares of Exar common stock under the Company’s Employee Stock Participation Plan.

7/13/05. Acquisition of an option to purchase 22,000 shares of Exar common stock having an exercise price of $15.955.

Exar Corporation

5/5/2005. Repurchase of 50,000 shares of Exar common stock on open market at $13.2186.

5/10/2005. Repurchase of 25,000 shares of Exar common stock on open market at $12.9729.

5/27/2005. Repurchase of 25,000 shares of Exar common stock on open market at $14.2224.

Stock Based Plans. We have a 2000 Equity Incentive Plan, as amended and restated (the “2000 Plan”), that only permits the granting of non-statutory stock options to our executive officers and employees. A maximum of 40% of the total number of Shares reserved under the 2000 Plan may be granted to executive officers of the Company. Our 1997 Plan, also subsequently amended and restated, permits the granting of both incentive and non-statutory stock options to our executive officers and employees, and the granting of non-statutory stock options to our directors and consultants. Our 1996 Plan, also subsequently amended and restated, permits the granting of non-statutory stock options to our non-employee directors. Generally, options under the three plans are granted with an exercise price of 100% of the fair value of the underlying stock on the date of grant and have a term of seven years, although the plans provide that options may be granted with a term of up to ten years. Options generally vest over four years.

Under the plans, certain employees, including executives officers, directors, senior management and technical personnel of the Company, were allowed the opportunity to defer a portion of his or her base salary and apply such deferred salary to options to purchase Shares with exercise prices set at a discount to market with the aggregate of such discounts equal to the aggregate amount of the base salary so deferred. On June 13, 2005, our board approved the amendment of the plans to eliminate the compensation deferral provision in each plan, effective June 13, 2005, in response to changes in the tax treatment or such arrangements. At the same time, as permitted by Internal Revenue Code Section 409A, the board approved the cancellation of deferral elections for the 2005 calendar year for four (4) participants and also the cancellation of the stock options granted with respect to those deferrals.

In the fiscal years ended March 31, 2005, 2004, and 2003, we granted options to purchase 1,803,526, 1,390,789, and 1,526,890 Shares, respectively, on a combined basis under the 2000 Plan, the 1997 Plan and the 1996 Plan. As of July 18, 2005, 266,207, 2,623,212 and 276,303 Shares were remaining to be granted under the 2000 Plan, 1997 Plan and 1996 Plan, respectively.

Compensation Plans. On July 12, 2005, the Company’s compensation committee approved the Fiscal Year 2006 Executive Incentive Compensation Program (the “Executive Compensation Program”).

The purpose of the Executive Compensation Program is to provide incentives to eligible executives for surpassing established revenue and operating income goals derived from the Company’s fiscal year 2006 financial plan. The following executives are currently eligible participants under the Executive Compensation Program: Roubik Gregorian, Ronald W. Guire, Michael Class, Mir Bahram Ghaderi, Stephen W. Michael and Thomas R. Melendrez. The bonus pool payable under the Executive Compensation Program is funded upon achievement of certain revenue and operating income goals and the size of the bonus pool is the sum of the 2006 fiscal year annual base salary of the participants times their respective target award percentages. The compensation committee has set such target award percentages between 40-50% of a participant’s base salary. A participant’s payout is determined using the formula set forth in the Executive Compensation Program which is based on such participant’s 2006 fiscal year annual base salary, individual target award percentage, actual corporate revenue and operating income results and personal performance factors. The Company has the right to modify or cancel at any time the Executive Compensation Program.

Compensation of Non-Employee Directors.

Fees. We pay an annual fee to each of our non-employee directors for their services as directors. We pay Frank P. Carrubba an annual fee totaling $50,000 for his services as a director and chairman of the compensation committee of the board. We pay Raimon L. Conlisk an annual fee totaling $60,000 for his services as a director and Vice Chairman of the Board. We pay John S. McFarlane an annual fee totaling $40,000 for his services as a director. We pay Richard Previte an annual fee totaling $50,000 for his services as a director and chairman of the audit committee. We pay Thomas H. Werner an annual fee totaling $40,000 for his services as a director. We pay Donald L. Ciffone, Jr.’s compensation for his services as Chairman of the Board in accordance with the agreements that we currently have in place with Mr. Ciffone, as described below. In addition, we reimburse all directors for certain expenses incurred in connection with their services as directors in accordance with Company policy.

Nonqualified Stock Options. Non-employee directors receive periodic non-discretionary grants of nonqualified stock options to purchase Shares under the 1996 Plan. As mentioned above, the 1996 Plan provides that upon initial election to the board, each non-employee director is granted an option to purchase 54,000 Shares and is automatically granted an option to purchase 22,500 additional shares on the date of each subsequent Annual Meeting following the initial grant. On April 13, 2000, the board amended the 1996 Plan to provide that the annual grant to the Chairman of the Board be increased to twice the annual grant issued to each other non-employee director. Subsequently, the board limited the Chairman’s annual grant to a non-employee chairman upon Mr. Ciffone’s being elected Chairman of the Board.

Initial option grants vest annually over a period of three (3) years. Annual options vest monthly in equal installments over a period of twelve (12) months from the date of grant. The maximum term of options granted under the 1996 Plan is seven (7) years. During fiscal 2005, options to purchase 128,206 Shares were granted under the 1996 Plan to our non-employee directors at an average exercise price of $12.8354 per share. The exercise price of such options was equal to the fair market value of the Company’s Common Stock on the date of grant (except for those options granted pursuant to a fee deferral election, described below). During fiscal 2005, non-employee directors exercised options to purchase 22,500 shares under the Non-Employee Director Plan for a net value realized of $145,180.

Prior to the amendment described below, the 1996 Plan permitted non-employee directors to elect to have a portion of their fees for their services as directors reduced each year in return for options to purchase shares of the our common stock at an aggregate discount from the then current fair market value equal to the salary reduction amount. For calendar year 2004, Mr. Carrubba elected to have 50% of his annual director’s fee deferred and Mr. Conlisk elected to have 50% of his annual director’s fee deferred. Recently enacted Internal Revenue Code (“Code”) Section 409A imposes new requirements on arrangements allowing for the deferral of compensation. In order to avoid the imposition of additional taxes under Code Section 409A, on June 13, 2005 the board approved the amendment of the 1996 Plan (as well as the 1997 Plan and the 2000 Plan) to eliminate the compensation deferral provision, effective June 13, 2005. At the same time, as permitted by Code Section 409A, the board approved the cancellation of deferral elections for the 2005 calendar year for Mr. McFarlane and Mr. Conlisk and also the cancellation of the stock options granted to such directors with respect to those deferrals. Both directors consented to the terms of the deferral and option cancellation.

Donald L. Ciffone, Jr. On October 28, 2004, the Company and Mr. Ciffone entered into an Agreement Regarding Ongoing Services As Chairman Of The Board. Such agreement sets forth certain benefits to be provided to Mr. Ciffone during his service as the non-employee Chairman of the Board. Such agreement provides that for so long as Mr. Ciffone serves as Chairman of the Board, Mr. Ciffone shall be eligible under the terms and conditions of our medical, vision and dental benefit plans; provided, that Mr. Ciffone is not employed by the Company pursuant to the Second Part-Time Employment Agreement (described below) or any other company providing or offering to Mr. Ciffone substantially similar benefits. Mr. Ciffone is obligated to pay fifty percent (50%) of the premiums associated with such benefits. Pursuant to the agreement, on April 1, 2005, Mr. Ciffone was granted an option to purchase 54,000 Shares of the our common stock under the Company’s 1997 Plan. Such option has substantially the same terms (e.g., vesting, term, etc.) as the initial stock option grants made pursuant to Section 5(a) of the Non-Employee Director Plan and was made in lieu of the initial stock option grant to which Mr. Ciffone might be entitled pursuant to Section 5(a) of the Non-Employee Director Plan in the future. The agreement terminates upon the termination of Mr. Ciffone’s services as Chairman of the Board or the date of the our 2007 Annual Meeting of Stockholders, whichever shall first occur. This agreement is attached as Exhibit 10.19 to the Form 8-K filed by the Company on November 1, 2004.

On October 28, 2004, the Company and Mr. Ciffone entered into an amended and restated Executive Employment Agreement. The Executive Employment Agreement provides that if Mr. Ciffone’s services as Chairman of the Board terminate prior to our 2007 Annual Meeting of Stockholders, then, at Mr. Ciffone’s option, either (a) Mr. Ciffone shall continue to serve as a director of the Company until the expiration of his term, or (b) Mr. Ciffone shall immediately resign from the board of directors and Mr. Ciffone’s services under the Second Part-Time Employment Agreement (which is attached as Exhibit A-2 to the Executive Employment Agreement) shall commence as of such termination date; provided, however, that Mr. Ciffone’s services under the Second Part-Time Employment Agreement shall not commence if his services as Chairman of the Board shall have been terminated by the Company for cause (as defined in the Executive Employment Agreement) or by Mr. Ciffone for any reason or on account of his death or disability. The Second Part-Time Employment Agreement provides that Mr. Ciffone (i) will devote up to eight (8) hours per week to the Company, (ii) will receive $10,000 per month as compensation for such services, (iii) will be entitled to all rights and benefits for which he is eligible under the terms and conditions of our standard benefits and compensation practices that may be in effect from time to time that we provide to our executive employees generally, including health, disability, life and accidental death insurance coverage and (iv) will be provided with additional life insurance coverage pursuant to a term life insurance policy with a benefit amount equal to one million dollars ($1,000,000), provided that Mr.

Ciffone will be obligated to pay the premiums on such policy. The Second Part-Time Employment Agreement continues until the Company’s 2007 Annual Meeting of Stockholders (unless terminated earlier or the parties agree in writing to extend the term). During the term of the Second Part-Time Employment Agreement and for one year following the date on which Mr. Ciffone’s services under such agreement terminate, Mr. Ciffone may not solicit or attempt to solicit any employee of the Company to terminate such employee’s employment in order to become an employee of or a consultant or independent contractor to or for any other person or entity. The agreement also provides that, during the term of the agreement, Mr. Ciffone shall not (except for certain limited exceptions as set forth in the agreement), directly or indirectly, engage in, become financially interested in, be employed by or have any business connection with any other person or entity that competes directly with the Company. The Executive Employment Agreement and the Second Part-Time Employment Agreement are attached as Exhibit 10.10 to the Form 8-K filed by the Company on November 1, 2004. Additionally, Mr. Ciffone is no longer eligible to receive benefits under the Company’s Executive Officers’ Change of Control Severance Benefit Plan, which was amended and restated on June 23, 2004.

Agreement with President and CEO.

On March 24, 2005, the Company’s compensation committee approved a compensation package for our President and Chief Executive Officer, Roubik Gregorian. The compensation committee set Mr. Gregorian’s annual base salary at four hundred fifty thousand dollars ($450,000), effective February 16, 2005. The compensation committee approved the grant to Mr. Gregorian of an option to purchase two hundred thousand (200,000) Shares under the 1997 Plan with an exercise price equal to $13.52, which was the last quoted per Share selling price for the Company’s common stock on Nasdaq on March 24, 2005. The Shares subject to such option vest and become exercisable in forty-eight (48) equal monthly installments, beginning on April 24, 2005. Such vesting is subject to Mr. Gregorian’s continuing to render services to the Company through each vesting date. The option expires on the date that is the earlier of seven (7) years from the date of grant or three (3) months following the termination of Mr. Gregorian’s service to the Company.

On March 24, 2005, the compensation committee also approved the grant to Mr. Gregorian of 30,000 shares of restricted stock under the stock bonus provisions found in Section 6 of the 1997 Plan, which stock has a purchase price of $0.0001. The Company and Mr. Gregorian have entered into a Grant of Restricted Stock Purchase Right agreement (the “Restricted Stock Agreement”) to memorialize the terms of such stock purchase right. Pursuant to the Restricted Stock Agreement, at such time as Mr. Gregorian ceases to be a service provider, we have the right to repurchase any Shares that are no longer subject to the our repurchase option. The repurchase option lapses as to one-third (1/3) of the Shares each year, beginning on March 24, 2006.

In addition, the compensation committee determined that the target award and maximum award percentages then in place for Mr. Gregorian under the our fiscal year 2005 Executive Incentive Compensation Program, which percentages are used determine the amount of Mr. Gregorian’s cash bonus, would remain unchanged.

Furthermore, Mr. Gregorian shall continue to be entitled to all rights and benefits for which he is eligible under the terms and conditions of the standard Company benefits and compensation practices that may be in effect from time to time and that we provide to our executive employees generally, including health, disability, life and accidental death insurance coverage. Additional details of Mr. Gregorian’s compensation package can be found in an 8-K filed by the Company on March 30, 2005.

In connection with Mr. Gregorian’s appointment as CEO, we intend to enter into an agreement with Mr. Gregorian regarding certain terms of his employment, including terms providing for severance payments, under certain circumstances, in the event Mr. Gregorian is terminated without cause or resigns for good reason.

Change in Control Severance Agreements. On June 24, 1999, our board of directors adopted the Executive Officers’ Change of Control Severance Benefit Plan (the “Severance Plan”). The following individuals are eligible to receive benefits under the Severance Plan: Group I, consisting of Roubik Gregorian, Michael J. Class, and

Ronald W. Guire; and Group II, consisting of Thomas R. Melendrez, Stephen W. Michael, and Mir B. Ghaderi. Our board of directors or the Committee may, in their sole discretion, designate additional employees as eligible to receive benefits under the Severance Plan. The Severance Plan provides that an eligible employee will receive benefits if the employee’s employment is involuntarily terminated without “cause” or if the employee voluntarily terminates his or her employment for “good reason,” in either case within thirteen (13) months following the effective date of a change of control of the Company. Employees in Group I will receive a lump sum payment equal to two (2) times the employee’s annual base salary. Employees in Group II will receive a lump sum payment equal to the greater of (a) one year’s base salary, or (b) one month’s base salary for each complete year of service the employee has provided to the Company, up to a maximum of two (2) times the employee’s annual base salary. In order to receive benefits under the Severance Plan, an employee must execute a release of all claims that the employee may have against the Company and its successors and assigns.

Except as otherwise described in this Offer to Purchase, the Issuer Tender Offer Statement on Schedule TO or as described in documents we have filed with the SEC, neither Exar nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer or with respect to any securities of Exar, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Our directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders; however, they have advised the Company that they do not intend to tender their Shares pursuant to the Offer.

12. Certain Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any approval or other action be required, we presently contemplate that we will seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to the Company’s business. Our obligations under the Offer to accept for payment and pay for Shares are subject to conditions. See Section 7.

13. U.S. Federal Income Tax Consequences.

The following is a summary of the material U.S. federal income tax consequences of the Offer to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary assumes that Shares held by stockholders are held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their particular circumstances, or to other types of stockholders subject to special rules (including, without limitation, entities that are treated as partnerships for U.S. federal income tax purposes, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, expatriates, tax-exempt organizations, Non-U.S. Holders (as defined below), persons who are subject to the alternative minimum tax, persons who hold Shares as a position in a “straddle” or as part of a “hedging” or

“conversion” transaction, U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar, or persons who acquired their Shares upon the exercise of stock options or otherwise as compensation). This summary also does not address the state, local, foreign or other tax consequences of participating in the Offer.

You are urged to consult your tax advisor as to the particular consequences to you of participation in the Offer.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of Shares that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

A “Non-U.S. Holder” is a beneficial holder of Shares other than a U.S. Holder.

Non-Participation in the Tender Offer.

Holders of Shares who do not tender any of their Shares in the Offer will not incur any tax liability as a result of the consummation of the Offer.

Exchange of Shares Pursuant to the Offer.

An exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that participates in the Offer will, depending on such holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from us with respect to our stock.

If an exchange of Shares for cash by a U.S. Holder pursuant to the Offer is treated as a sale or exchange of such Shares for U.S. federal income tax purposes, the holder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares purchased by Exar. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Shares at the time of the exchange exceeds one year.

The receipt of cash by a U.S. Holder pursuant to the Offer will be treated as a sale or exchange for U.S. federal income tax purposes if the exchange:

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder;

•	is a “substantially disproportionate” redemption with respect to the U.S. Holder; or

•	results in a “complete termination” of the U.S. Holder’s stock interest in Exar.

In determining whether any of these tests has been met, a U.S. Holder must take into account not only Shares it actually owns, but also Shares it constructively owns within the meaning of section 318 of the Code (including Shares that may be acquired through options that it owns).

The receipt of cash by a U.S. Holder pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s proportionate stock interest in Exar.

Whether such receipt of cash will result in a meaningful reduction of the U.S. Holder’s proportionate interest in Exar will depend on the U.S. Holder’s particular facts and circumstances. The Internal Revenue Service has indicated in published rulings that a relatively minor reduction of the proportionate equity interest of a U.S. Holder whose relative equity interest is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of corporate affairs should be treated as “not essentially equivalent to a dividend.”

Satisfaction of the “complete termination” and “substantially disproportionate” exceptions is dependent upon compliance with the respective objective tests set forth in section 302(b)(2) and section 302(b)(3) of the Code. The receipt of cash by a U.S. Holder pursuant to the Offer will result in a “complete termination” if either (1) all of the Shares actually and constructively owned by the U.S. Holder are exchanged for cash pursuant to the Offer or (2) all of the Shares actually owned by the U.S. Holder are exchanged for cash pursuant to the Offer and the U.S. Holder is eligible to waive and effectively waives the attribution of Shares constructively owned by the U.S. Holder in accordance with the procedures described in section 302(c)(2) of the Code. The receipt of cash by a U.S. Holder pursuant to the Offer will be “substantially disproportionate” if the percentage of the outstanding common stock of Exar actually and constructively owned by the U.S. Holder immediately following the exchange is less than 80% of the percentage of the outstanding common stock of Exar actually and constructively owned by the U.S. Holder immediately before the exchange, and immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of the total combined voting power of Exar.

If a U.S. Holder’s exchange of Shares for cash pursuant to the offer does not constitute a sale or exchange for U.S. federal income tax purposes, the entire amount of cash received by such holder pursuant to the exchange will be treated as a dividend to the extent of the holder’s allocable portion of our current and accumulated earnings and profits, then, if and to the extent that the amounts so treated exceed our current and accumulated earnings and profits, as a return of capital to the extent of the holder’s basis in the Shares exchanged, and thereafter as capital gain. Provided certain holding period requirements are satisfied, non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends. To the extent that a purchase of a U.S. Holder’s Shares by Exar in the tender offer is treated as the receipt by the holder of a dividend, the U.S. Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased Shares will be added to any Shares retained by the holder, subject, in the case of U.S. Holders that are corporate stockholders, to reduction of basis or possible gain recognition under the “extraordinary dividend” provisions of the Code in an amount equal to the non-taxed portion of the dividend. To the extent that cash received in exchange for Shares is treated as a dividend to a corporate U.S. Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code given their particular circumstances.

We cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is over-subscribed, proration of tenders pursuant to the Offer will cause us to accept fewer Shares than are tendered. Therefore, a beneficial holder can be given no assurance that a sufficient number of such beneficial holder Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

See Section 3 above with respect to the application of federal income tax withholding and backup withholding.

The tax discussion set forth above is included for general information and is not tax advice. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer, including the applicability and effect of state, local, foreign and other tax laws.

14. Extension of the Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and reject for payment and not pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a Offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the notice of the amendment must be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

(1) we increase or decrease the price to be paid for Shares, materially increase the Dealer Manager’s fee or increase or decrease the number of Shares being sought in the Offer and, in the event of an increase in the number of Shares being sought, the increase exceeds 2% of the Shares outstanding, and

(2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 14, then in each case the Offer will be extended until the expiration of the period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

15. Fees and Expenses.

We have retained SG Cowen & Co., LLC, to act as the Dealer Manager in connection with the Offer. SG Cowen & Co., LLC, will receive, for these services, a reasonable and customary fee. We also have agreed to reimburse SG Cowen & Co., LLC, for reasonable fees and expenses incurred in connection with the Offer, including fees and expenses of counsel, and to indemnify SG Cowen & Co., LLC, against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. In the ordinary course of its trading and brokerage activities, SG Cowen & Co., LLC, and its affiliates may hold positions, for their own accounts or for those of their customers, in securities of Exar. The Dealer Manager and its affiliates have provided in the past, and are currently providing, investment banking and financial advisory services to us and our affiliates. The Dealer Manager and its affiliates have and will receive customary fees for such services.

We have retained Georgeson Shareholder Communications Inc. to act as Information Agent and Computershare, to act as Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by Exar for reasonable fees and expenses and will be indemnified against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers, dealers and other nominee stockholders are urged to consult the brokers, dealers and other nominee stockholders to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers and other nominee stockholders and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Exar, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 7 to the Letter of Transmittal.

16. Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the Offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 10 with respect to information concerning us.

Tendering stockholders should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or make any representation on our behalf in connection with the Offer other than those contained in this Offer to Purchase, the related Letter of Transmittal or in the other documents that constitute a part of the Offer. If given or made, you should not rely on that information or representation as having been authorized by us or the Dealer Manager.

Exar Corporation

July 25, 2005

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Exar or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

The Depositary for the Offer is:

Computershare

By First Class Mail:	By Overnight Delivery:
Computershare	Computershare
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

By Hand Delivery:

Computershare

17 Battery Place, 11th Floor

New York, NY 10004

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.

17 State Street, 10th Floor

New York, NY 10004

(212) 440-9800

Stockholders Please Call Toll Free: (866) 346-1016

Banks and Brokers Call: (212) 440-9800

The Dealer Manager for the Offer is:

SG Cowen & Co.

1221 Avenue of the Americas

New York, New York 10020

Telephone: (646) 562-1236